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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                                (Amendment No. 3)

                                   ----------

                         NORTHERN BORDER PARTNERS, L.P.
                                (Name of Issuer)

                                  COMMON UNITS
                         (Title of Class of Securities)

                                    664785102
                                 (CUSIP Number)

                                Gregory Phillips
                                   Enron Corp.
                             1221 Lamar, Suite 1600
                              Houston, Texas 77010
                                 (713) 853-6161
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  May 13, 2004
             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)
                               (Page 1 of 6 pages)

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

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CUSIP NO.:  664785102                                  SCHEDULE 13D                              PAGE 2 OF 6 PAGES
----------------------------------------------                                       ------------------------------------------

                      ------------------------------------------------------------------------------------------------------

        1             NAME OF REPORTING PERSON                               Northern Plains Natural Gas Company
                      S.S. OR I.R.S. IDENTIFICATION NO.
                      OF ABOVE PERSON                                                               47-6024151
                      ------------------------------------------------------------------------------------------------------

        2             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                     (a)    [_]
                                                                                                            (b)    [_]
                      ------------------------------------------------------------------------------------------------------

        3             SEC USE ONLY
                      ------------------------------------------------------------------------------------------------------

        4             SOURCE OF FUNDS:                                                        OO
                      ------------------------------------------------------------------------------------------------------

        5             CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                      PURSUANT TO ITEM 2(d) OR 2(e):                                                               [_]
                      ------------------------------------------------------------------------------------------------------

        6             CITIZENSHIP OR PLACE OF ORGANIZATION:                                   Delaware
                      ------------------------------------------------------------------------------------------------------

    NUMBER OF                   7         SOLE VOTING POWER:                                    0
      SHARES
                      ------------------------------------------------------------------------------------------------------

   BENEFICIALLY                 8         SHARED VOTING POWER                                   500,000
     OWNED BY
                      ------------------------------------------------------------------------------------------------------

       EACH                     9         SOLE DISPOSITIVE POWER:                                0
    REPORTING
                      ------------------------------------------------------------------------------------------------------

   PERSON WITH                  10        SHARED DISPOSITIVE POWER:                              500,000
                      ------------------------------------------------------------------------------------------------------

        11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING
                      PERSON:                                                                    500,000
                      ------------------------------------------------------------------------------------------------------

        12            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                      CERTAIN SHARES:                                                                       [_]
                      ------------------------------------------------------------------------------------------------------

        13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                     1.1%
                      ------------------------------------------------------------------------------------------------------

        14            TYPE OF REPORTING PERSON:                                               PN
                      ------------------------------------------------------------------------------------------------------



                                       2
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CUSIP NO.:  664785102                                  SCHEDULE 13D                              PAGE 3 OF 6 PAGES
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                      ------------------------------------------------------------------------------------------------------

        1             NAME OF REPORTING PERSON                                                     Enron Corp.
                      S.S. OR I.R.S. IDENTIFICATION NO.
                      OF ABOVE PERSON                                                               47-0255140
                      ------------------------------------------------------------------------------------------------------

        2             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                     (a)    [_]
                                                                                                            (b)    [_]
                      ------------------------------------------------------------------------------------------------------

        3             SEC USE ONLY
                      ------------------------------------------------------------------------------------------------------

        4             SOURCE OF FUNDS:                                                        WC
                      ------------------------------------------------------------------------------------------------------

        5             CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                      PURSUANT TO ITEM 2(d) OR 2(e):                                                               [_]
                      ------------------------------------------------------------------------------------------------------

        6             CITIZENSHIP OR PLACE OF ORGANIZATION:                                   Oregon
                      ------------------------------------------------------------------------------------------------------

    NUMBER OF                   7         SOLE VOTING POWER:                                    0
      SHARES
                      ------------------------------------------------------------------------------------------------------

   BENEFICIALLY                 8         SHARED VOTING POWER                                   500,000
     OWNED BY
                      ------------------------------------------------------------------------------------------------------

       EACH                     9         SOLE DISPOSITIVE POWER:                                0
    REPORTING
                      ------------------------------------------------------------------------------------------------------

   PERSON WITH                  10        SHARED DISPOSITIVE POWER:                              500,000
                      ------------------------------------------------------------------------------------------------------

        11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING
                      PERSON:             500,000
                      ------------------------------------------------------------------------------------------------------

        12            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                      CERTAIN SHARES:                                                                       [_]
                      ------------------------------------------------------------------------------------------------------

        13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                     1.1%
                      ------------------------------------------------------------------------------------------------------

        14            TYPE OF REPORTING PERSON:                                               CO
                      ------------------------------------------------------------------------------------------------------


--------------------------                            --------------------------
CUSIP NO.:  664785102            SCHEDULE 13D             PAGE 4 OF 6 PAGES
--------------------------                            --------------------------

                            Statement on Schedule 13D

           This Amendment No. 3 ("Amendment No. 3") amends the Statement on
Schedule 13D filed on November 20, 1998, as amended by Amendment No. 1 filed on December 23, 1998 and Amendment No. 2 filed on January 17, 2002 (as amended, the "Schedule 13D") by and on behalf of the following persons: Enron Corp., an Oregon corporation ("Enron"), and Northern Plains Natural Gas Company, a Delaware corporation ("Northern Plains" and together with Enron, the "Reporting Persons").

           Except as otherwise indicated, capitalized terms used herein and not defined herein have the meanings ascribed thereto in the Schedule 13D. As used herein, the "Partnership" shall mean Northern Border Partners, L.P., a Delaware limited partnership.

ITEM 1.      SECURITY AND ISSUER.

           Item 1 of the Schedule 13D is amended by amending and restating the first and second paragraphs thereof in their entirety to read as follows:

           This statement relates to the common limited partnership interests (the "Common Units") of Northern Border Partners, L.P., whose principal executive offices are located at 13710 FNB Parkway, Omaha, Nebraska 68154-5200.

ITEM 2.  IDENTITY AND BACKGROUND.

           Item 2 of the Schedule 13D is amended as follows:

           Schedule I, attached hereto, sets forth current information with respect to each director and executive officer of Enron. Schedule II, attached hereto, sets forth current information regarding each director and each executive officer of Northern Plains. The filing of this statement on Schedule 13D shall not be construed as an admission that any person listed on Schedules I and II is, for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, the beneficial owner of any securities covered by this statement.

           The address of Enron's principal business is Four Houston Center, 1221 Lamar, Suite 1600, Houston, Texas 77010. The address of Northern Plains's principal business is 13710 FNB Parkway, Omaha, NE 68154-5200 Northern Plains is a wholly owned subsidiary of CrossCountry Energy, LLC ("CrossCountry"). The address of CrossCountry's principal business is 1331 Lamar, Suite 650, Houston, Texas 77010.

           Except as indicated above, the information set forth in Item 2 of the
Schedule 13D remains unchanged.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

           By operation of Delaware law, and by virtue of a Settlement Agreement and Mutual Release, dated March 12, 2004 (the "Settlement Agreement"), among, inter alios, Enron, Ponderosa Assets, L.P. ("Ponderosa"), Longhorn Assets, L.L.C., Sundance Assets, L.P. ("Sundance") and Citibank, N.A. in its capacity as Ponderosa Portfolio Manager and Sundance Portfolio Manager, the Reporting Persons ceased on May 13, 2004 to be the beneficial owners of more than 5% of the outstanding Common Units.

--------------------------                            --------------------------
CUSIP NO.:  664785102            SCHEDULE 13D             PAGE 5 OF 6 PAGES
--------------------------                            --------------------------


           Upon consummation of the settlement under the Settlement Agreement,
(i) Ponderosa, through which Enron may have been previously deemed to share voting power and dispositive power with respect to the 2,710,000 Common Units owned by Sundance, ceased in accordance with Section 17-402 of the Delaware Revised Uniform Limited Partnership Act, as amended, to be the general partner of Sundance, (ii) correspondingly, the Reporting Persons ceased to be controlling persons of, or controlling persons with, Sundance and (iii) the Reporting Persons ceased to be beneficial owners, directly or indirectly, with respect to the 2,710,000 Common Units owned by Sundance. There are no further contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons or between the Reporting Persons and any other person pursuant to which the Reporting Persons may be deemed to be beneficial owners, directly or indirectly, of the 2,710,000 Common Units owned by Sundance.

           Northern Plains is the beneficial owner of 500,000 Common Units of the Partnership. Based upon the number of Common Units reported by the Partnership to be outstanding in its annual report on Form 10-K for the fiscal year ended December 31, 2003, the Common Units owned by Northern Plains constitute approximately 1.1% of the Partnership's outstanding Common Units. Enron beneficially owns 100% of Cross Country. The voting and dispositive power of Northern Plains is shown as shared with Enron. The voting power of Enron is shown as shared with Northern Plains. Enron disclaims beneficial ownership of any Common Units held by Northern Plains.

           As of May 13, 2004, Sundance continued to have beneficial ownership of 2,710,000 Common Units of the Partnership, which constitutes approximately 5.8% of the Partnership's outstanding Common Units.

           Except as indicated above, the information set forth in Item 5 of the
Schedule 13D remains unchanged.

             [The remainder of this page intentionally left blank.]

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CUSIP NO.:  664785102            SCHEDULE 13D             PAGE 6 OF 6 PAGES
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                                   SIGNATURES

           After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information contained in this statement is true, complete and correct.

Dated:     May 21, 2004                     ENRON CORP.

                                            By:  /s/ Raymond M. Bowen
                                                --------------------------------
                                            Name:  Raymond M. Bowen
                                            Title: Executive Vice President,
                                                   Chief Financial Officer and
                                                   Treasurer


                                            NORTHERN PLAINS NATURAL GAS COMPANY

                                            By:   /s/ Janet K. Place
                                                 -------------------------------
                                            Name:   Janet K. Place
                                            Title:  Vice President, General
                                                    Counsel and Assistant
                                                    Secretary

                                   SCHEDULE I

                       DIRECTORS AND EXECUTIVE OFFICERS OF

                                   ENRON CORP.


NAME AND BUSINESS ADDRESS            CITIZENSHIP      POSITION AND OCCUPATION
-------------------------            -----------      -----------------------

John W. Ballantine                       U.S.         Director - retired
1221 Lamar St., Ste. 1600
Houston, TX 77010

Ronald W. Haddock                        U.S.         Director - Executive Chairman (Interim) Prisma Energy
1221 Lamar St., Ste. 1600                             International Inc.
Houston, TX 77010

Corbin A. McNeill, Jr.                   U.S.         Director - retired
1221 Lamar St., Ste. 1600
Houston, TX 77010

Raymond S. Troubh                        U.S.         Director - retired and Chairman
1221 Lamar St., Ste. 1600
Houston, TX 77010

Stephen F. Cooper                        U.S.         Acting President, Acting Chief Executive Officer,
1221 Lamar St., Ste. 1600                             and Chief Restructuring Officer
Houston, TX 77010

Raymond M. Bowen, Jr.                    U.S.         Executive Vice President, Chief Financial Officer
1221 Lamar St., Ste. 1600                             and Treasurer
Houston, TX 77010

Robert H. Walls, Jr.                     U.S.         Executive Vice President and General Counsel
1221 Lamar St., Ste. 1600
Houston, TX 77010

David B. Gorte                           U.S.         Managing Director, Risk Assessment and Control
1221 Lamar St., Ste. 1600
Houston, TX 77010

Steve J. Hotte                           U.S.         Managing Director and Chief Information Officer
1221 Lamar St., Ste. 1600
Houston, TX 77010

Robert W. Jones                          U.S.         Managing Director, Human Resources
1221 Lamar St., Ste. 1600
Houston, TX 77010


NAME AND BUSINESS ADDRESS            CITIZENSHIP      POSITION AND OCCUPATION
-------------------------            -----------      -----------------------

George M. McCormick                      U.S.         Managing Director, Corporate Services
1221 Lamar St. Ste. 1600
Houston, Texas 77010

Julia Heintz Murray                      U.S.         Managing Director and General Counsel, Finance
1221 Lamar St., Ste. 1600
Houston, TX 77010

W. Lance Schuler                         U.S.         Managing Director and General Counsel, Corporate Development
1221 Lamar St., Ste. 1600
Houston, TX 77010

K. George Wasaff                         U.S.         Managing Director, Corporate Services
1221 Lamar St., Ste. 1600
Houston, TX 77010

Jimmie L. Williams                       U.S.         Managing Director, Corporate Development
1221 Lamar St., Ste. 1600
Houston, TX 77010

K. Wade Cline                            U.S.         Managing Director and Assistant General Counsel
1221 Lamar St., Ste. 1600
Houston, TX 77010

Richard A. Lydecker, Jr.                 U.S.         Managing Director and Chief Accounting Officer
1221 Lamar St., Ste. 1600
Houston, TX 77010

Mitchell S. Taylor                       U.S.         Managing Director, Corporate Development
1221 Lamar St., Ste. 1600
Houston, TX 77010



                                   SCHEDULE II

                       DIRECTORS AND EXECUTIVE OFFICERS OF

                       NORTHERN PLAINS NATURAL GAS COMPANY


NAME AND BUSINESS ADDRESS        CITIZENSHIP      POSITION AND OCCUPATION
-------------------------        -----------      -----------------------

William R. Cordes                    U.S.         Director and President
13710 FNB Parkway
Omaha, NE 68151-5200

Stanley C. Horton                    U.S.         Director and Chairman of the Board
1331 Lamar Street, Ste. 650
Houston, TX 77010

Jerry L. Peters                      U.S.         Director, Vice President of Finance, and Treasurer
13710 FNB Parkway
Omaha, NE 68151-5200

Paul F. Miller                       U.S.         Vice President of Marketing, Interstate Pipelines
13710 FNB Parkway
Omaha, NE 68151-5200

Raymond D. Neppl                     U.S.         Vice President, Regulatory Affairs & Market Services
13710 FNB Parkway
Omaha, NE 68151-5200

Janet K. Place                       U.S.         Vice President, General Counsel and Assistant Secretary
13710 FNB Parkway
Omaha, NE 68151-5200

Greek L. Rice                        U.S.         Vice President, Tax
1331 Lamar, Ste. 650
Houston, TX 77010

Randy Rice                           U.S.         Vice President, Operations
13710 FNB Parkway
Omaha, NE 68151-5200

Gaye L. Schaffart                    U.S.         Vice President, Business Development & Strategic Planning
13710 FNB Parkway
Omaha, NE 68151-5200

Lori Pinder-Metz                     U.S.         Corporate Secretary
1331 Lamar, Ste. 650
Houston, TX 77010

Eva N. Neufeld                       U.S.         Assistant Secretary
13710 FNB Parkway
Omaha, NE 68151-5200
